

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2010

Mr. John Bevan
Chief Executive Officer
Alumina Limited
Level 12, IBM Center
60 City Road
Southbank, Victoria 3006
Australia

> **Re:** **Alumina Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed May 27, 2010**
> **File No. 001-10375**

Dear Mr. Bevan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Item 3. Key Information, page 6

D. Risk Factors, page 9

Alumina's ability to raise funds and refinance its debt is subject to external factors,
page 10

1.   Include a brief explanation as to why the uncertainty of your status under the Investment
        Company Act of 1940 "constrains [your] ability to engage in capital raising transactions
        and other activities in the U.S. market."

Item 4. Information on the Company, page 17

B. Business Overview, page 19

2.   Include a breakdown of total revenues by category of activity and geographic market for
        each of the last three financial years.

Item 5. Operating and Financial Review Prospects, page 40

A. Operating Results, page 40

Overview – AWAC, 2009 Performance Compared to 2008 Performance, page 47

3.   Please expand your disclosure to describe in greater detail material changes in your
        expenses (e.g., Cost of goods sold) as required in the Item 303(a)(3) of Regulation S-K.

4.   We note that you often refer to two or more factors that contributed to material changes
        over the reported periods.   Please revise your disclosure to quantify the amount of the
        changes contributed by each of the factors or events that you identify. Please refer to
        Section III.D of SEC Interpretive Release 33-6835 (May 18, 1989), which may be found
        at http://www.sec.gov/rules/interp/33-6835.htm, for further guidance.

Alumina Limited and Controlled Entities U.S. Financial Report, page F-1

5.   Please revise your disclosure to describe the effects of your initial application of new
        accounting standards and interpretations on your financial statements for the current or
        prior periods. We refer you to the guidance in paragraph 28 of IAS 8.

15. Interest-Bearing Liabilities, page F-26

(a) Convertible bonds, page F-26

6.   We note that you issued US$350 million convertible bonds in May 2008. Your
        disclosure indicates that the bonds may be converted, at the option of the holder, into
        your equity at a fixed share price at the time of issuance. Your disclosure on page F-10
        states that the value attributable to the conversion option embedded in your borrowings is
        recognized and included in shareholders' equity, and that you recorded an option
        premium of A$44.7 million as equity upon issuance of the convertible bonds in
        accordance with this policy. We also note that the conversion price was subsequently
        adjusted to A$7.76 per share in October 2008 and A$6.57 per share in May 2009 as a
        result of your equity issuances. Please tell us whether your convertible bond agreement
        contains a provision which allows for the reduction in the conversion price of the bond
        based on a subsequent equity issuances and how you evaluated such provision when
        determining whether the conversion option is an embedded derivative that should be
        separated from the debt host and accounted for as a derivative in accordance with IAS 39.

32. Financial Reporting by Segment, page F-43

(b) Entity wide disclosure: Geographical location of assets, page F-43

7.   We note that you modified your previous year's disclosure of assets by geographic
        location to combine all foreign countries into one "Other" group. With respect to this
        change, please tell us:
        a.   The changes that caused the impracticability to present your assets located in
                foreign countries in more detail.

        b.   Whether the assets in any individual foreign country are material to your financial
                statements.

Exhibits

8.   Please file AWAC's five-year alumina supply contract with Alcoa that was entered into
        in 2010 or tell us why it does not need to be filed.

Engineering Comments

Form 20-F for the Year Ended December 31, 2009

Item 4. Information on the Company, page 17

B. Business Overview, page 19

AWAC Exploration and mining Properties page 22

9.   Please insert a small-scale map showing the location and access to each property, as
        suggested in paragraph (b) (2) to Industry Guide 7. Please note the EDGAR program
        now accepts Adobe PDF files and digital maps, so please include these maps in any
        amendments that are uploaded to EDGAR. It is relatively easy to include automatic links
        at the appropriate locations within the document to GIF or JPEG files, which will allow
        figures and diagrams to appear in the right location when the document is viewed on the
        Internet. For more information, please consult the EDGAR manual, and if additional
        assistance is required, please call Filer Support at 202-551-8900. We believe that maps
        and drawings having the following features would be beneficial:

        • A legend or explanation showing, by means of pattern or symbol, every pattern or
          symbol used on the map or drawing.

        • A graphical bar scale or representations of scale, such as "one inch equals one mile,"
          may be utilized if the original scale of the map has not been altered.

        • A north arrow.

        • An index map showing where the property is situated in relationship to the state or
          province or other geographical area in which it is located.

        • A title of the map or drawing, and the date on which it was drawn.

        • In the event interpretive data is submitted in conjunction with any map, the identity of
          the geologist or engineer that prepared such data.

        Any drawing should be simple enough or of sufficiently large scale to clearly show all
        features on the drawing.

10.   We note you state AWAC does not designate bauxite deposits in terms of reserves, yet in
        numerous instances when describing your properties you use the terms "resource,"
        "reserve," and "ore." For example, in regards to your ML Isa Darling Range Special

Agreement Mining Lease, you state you drill for resource/reserve definition. Since you do not claim reserves, please explain this apparent inconsistency or revise your disclosure. Furthermore, please remove all disclosure referencing the terms "resource," "reserve," or "ore" from your filing. You may disclose quantity estimates for "non-reserve mineralized material," or a "mineral deposit," to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples.

11.   In reference to the table summarizing your active Bauxite interests, we note some of the Bauxite interests listed in the table are not described subsequent to the table under the respective country. For example, the Trombetus Property in Brazil is listed in the table yet is not described with your Brazilian properties. Please clarify the reason(s) for these discrepancies and, if required, reconcile the interests listed in your table with an appropriate level of disclosure.

Bakhuis Mountains; Prospective Mining Property page 27

12.   In your description of the Bakhuis Mountains property we note you state the exploration license has lapsed. Please disclose your current legal right to explore, develop, or produce on the Bakhuis Mountains property.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Suying Li at (202) 551-3335, Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Parker Morrill at

(202) 551-3696, Anne Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director